EXHIBIT 99(c)
                          PRESS RELEASE

FOR IMMEDIATE RELEASE
TUESDAY - SEPTEMBER 20, 1994
CONTACT PERSON:                    STACY DUCKETT
                                   DIRECTOR
                                   CORPORATE COMMUNICATIONS

 TCBY ENTERPRISES, INC. ANNOUNCES $7.5 MILLION EXPANSION OF ITS
                     MANUFACTURING FACILITY

LITTLE ROCK, AR - SEPTEMBER 20, 1994 - TCBY ENTERPRISES, INC. (NYSE:TBY) announced a $7.5 million expansion of its manufacturing facility, Americana Foods in Dallas, Texas increasing the plant's overall capacity by more than fifty percent. Americana Foods manufactures the frozen yogurt and ice cream products for the Company - soft serve, hardpack and novelties. Since 1986, TCBY has invested over $35 million in this manufacturing facility.

A four-phase expansion will add equipment and space to meet expanded production levels. A new freezing system will be added to improve efficiencies, while the trailer staging area will be enlarged to handle the number of trucks moving products.

The current plant was built in June of 1986. In 1988, a new freezer and refrigeration plant was added. Two years later, after additional expansion, the manufacturing facility doubled the capacity of the original plant.

"We are very excited about this expansion at Americana Foods," said Frank
D. Hickingbotham, Chairman of the Board and Chief Executive Officer of TCBY Enterprises. "We will be able to better serve our existing and new customers both domestically and internationally."

This year Americana Foods will export products to over twenty countries. Employment increased 26% in 1994, and should increase another 26% in 1995 after new construction is completed.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products, custom foodservice vehicles, and markets traditional style cup yogurt and foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.

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